UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         Mezzacappa Long/Short Fund, LLC
                       (Name of Subject Company (Issuer))
                         Mezzacappa Long/Short Fund, LLC
                       (Name of Filing Person(s) (Issuer))
                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)
                                       N/A
                      (CUSIP Number of Class of Securities)
                              Christopher S. Nagle
                           Mezzacappa Management, LLC
                          630 Fifth Avenue, Suite 2600
                               New York, NY 10111
                                 (212) 332-2000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))
                                 With a copy to:
                             Stephen Rosenberg, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                                900 Third Avenue
                               New York, NY 10022
                                October 25, 2005
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                            CALCULATION OF FILING FEE


Transaction Valuation:    $9,910,929 (a)  Amount of Filing Fee:       $1,167(b)
(a)  Calculated as the aggregate maximum value of Interests being purchased.
(b)  Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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ITEM 1.  SUMMARY TERM SHEET

         Mezzacappa Long/Short Fund, LLC (the "Fund") is offering to purchase Interests or portions thereof in the Fund in an amount up to 5% of the net assets of the Fund from members of the Fund (the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate Interest in the Fund a Member desires to redeem) calculated as of the Repurchase Date (as defined below). (As used in this Schedule TO, the term "Interest" or "Interests," as the context requires, refers to the member's interests in the Fund or portions thereof that constitute the class of security that is the subject of this Offer (as defined below) or the limited liability company interests in the Fund or portions thereof that are tendered by Members to the Fund pursuant to this Offer.) The Offer to purchase Interests will remain open until 12:00 midnight, New York time on Monday, November 21, 2005 (the "Initial Notice Date"), subject to any extension of the offer to purchase Interests (the "Offer"). The later of the Initial Notice Date or the latest time and date that the Fund designates as the deadline for Members to tender an Interest, or a portion of an Interest, for purchase is called the "Notice Date." Members have the right to change their minds and withdraw any tenders of their Interests until 12:00 midnight New York time, on Monday, November 21, 2005 (the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer remains revocable is called the "Expiration Date." The net asset value of Interests will be calculated for this purpose as of December 31, 2005 or, if the Offer is extended, on the last business day of the month following the month in which the Expiration Date occurs (in each case, the "Repurchase Date"). The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending March 31, 2006, which the Fund expects will be completed by the end of May 2006 and that net asset value will be used to determine the final amount paid for tendered Interests.

         Members may tender their entire Interest or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $2,000,000 after the purchase of Interests. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund purchases that Interest, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's limited liability company agreement dated as of November 30, 2003 (as it may be amended, modified or otherwise supplemented from time to time, the "Operating Agreement")) determined as of December 31, 2005 (or if the Offer is extended, the net asset value determined on the Repurchase Date). The Note will entitle the Member to receive an initial payment in cash and/or securities for which market quotations are readily available ("Marketable Securities") (valued in accordance with the valuation procedures adopted by the Fund's board of managers (the "Board of Managers" or "Board")) equal to at least 95% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment") which will be paid to the Member no later than 30 days after the Repurchase Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after the Fund has received at least 95% of the aggregate amount withdrawn from such investment funds. The Note will also entitle the Member to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire transferred directly to an account designated by the Member.

         A Member that tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to at least $2,000,000. The Fund reserves the right to purchase less than the amount the Member tenders if the purchase would cause the Member's capital account to have less than the required minimum balance of $2,000,000. If the Fund accepts the tender of the Member's entire Interest or a portion of such Member's Interest, the Fund will make payment for Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests, or borrowings.


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


         Members that desire to tender an Interest, or a portion of an Interest, for purchase must do so by 12:00 midnight, New York time, on Monday, November 21, 2005 (or if the Offer is extended, by any later Notice Date). The Offer to Members remains revocable until 12:00 midnight, New York time, on November 21, 2005 (or if the Offer is extended, until any later Expiration Date). Until the Expiration Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Member's tender of an Interest (or portion of an Interest) on or prior to Monday, December 19, 2005 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

         If a Member would like the Fund to purchase its entire Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal to the Board of Managers (the "Board"), c/o Mezzacappa Management, LLC, 630 Fifth Avenue, Suite 2600, New York, New York 10111, Attn: Christopher Nagle; or (ii) fax it to the Board at (212) 332-3650, so that it is received before 12:00 midnight, New York time, on Monday, November 21, 2005. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE BOARD PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON NOVEMBER 21, 2005). The value of the Interests may change between September 30, 2005 (the last time prior to the date of this filing as of which net asset value was calculated) and December 31, 2005, the date as of which the value of the Interests being purchased will be determined. Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact Mezzacappa Investors, LLC, the Fund's investment manager (the "Investment Manager"), at
(212) 332-2000 or at the address listed in Item 3 below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time).

         Please note that just as each Member has the right to withdraw its tender, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, New York time, on November 21, 2005. Also realize that although the Offer expires on November 21, 2005, a Member that tenders its entire Interest will remain a Member of the Fund through December 31, 2005, when the net asset value of the Member's Interest is calculated, notwithstanding the Fund's acceptance of the Member's Interest for purchase.

ITEM 2.  ISSUER INFORMATION

         (a) The name of the issuer is Mezzacappa Long/Short Fund, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 630 Fifth Avenue, Suite 2600, New York, New York 10111 and the telephone number is (212) 332-2000.

(b) The title of the securities that are the subject of the Offer are "limited liability company interests," or portions thereof in the Fund. As of the close of business on September 30, 2005, there was approximately $198,218,582 outstanding in capital of the Fund, represented by Interests (based on the estimated unaudited net asset value of such Interests). Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to 5% of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1, subject to any extension of the Offer.

         (c) There is no established trading market for the Interests, and any transfer thereof is strictly limited by the terms of the Operating Agreement.


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


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

         The name of the filing person (i.e., the Fund and the subject company) is Mezzacappa Long/Short Fund, LLC. The Fund's principal executive office is located at 630 Fifth Avenue, Suite 2600, New York, New York 10111 and the telephone number is (212) 332-2000. The Fund is governed by a Board of Managers. The Investment Manager of the Fund is Mezzacappa Investors, LLC. The principal executive office of the Investment Manager is located at 630 Fifth Avenue, New York, New York 10111 and the telephone number is (212) 332-2000. The directors on the Board of Managers are Hans C. Mautner, Jeremy Sillem and Damon Mezzacappa. Their address is c/o Mezzacappa Long/Short Fund, LLC, 630 Fifth Avenue, Suite 2600, New York, New York 10111 and their telephone number is (212) 332-2000.

ITEM 4.  TERMS OF THE TENDER OFFER

         (a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to 5% of the net assets of the Fund that are tendered by Members by 12:00 midnight, New York time, on Monday, November 21, 2005 (or if the Offer is extended, by any later Expiration Date) and not withdrawn as described in Item 4(a)(1)(vi).

         (ii) The value of the Interests tendered to the Fund for purchase will be their net asset value as of the close of business on the Repurchase Date (December 31, 2005 or, if the Offer is extended, the last business day of the month following the month in which the Expiration Date occurs). See Item 4(a)(1)(v) below.

         Members may tender their entire Interest, or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $2,000,000 after the purchase of Interests. Each Member that tenders its entire Interest or a portion thereof that is accepted for purchase will be given the Note, a non-interest bearing, non-transferable promissory note, promptly after the Expiration Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Repurchase Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Repurchase Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Repurchase Date. Payment of this amount will be made no later than 30 days after the Repurchase Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than 10 business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for purchase as of the Repurchase Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after March 31, 2006, the fiscal year-end of the Fund.

         Although the Fund has retained the option to pay all or a portion of the purchase amount by distributing Marketable Securities, the purchase amount will be paid entirely in cash, except in the unlikely event that the Board of the Fund determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Fund or on the Members not tendering their Interests. In the unlikely event that the Fund determines to pay the purchase amount for the Interests with cash and by distributing Marketable Securities, each tendering Member will receive, in the same proportion, (a) an amount of cash and (b) an amount of the same Marketable Securities as any other tendering Member (valued in accordance with the Repurchase procedures adopted by the Board). There are costs and risks associated with the receipt of Marketable Securities in exchange for a Member's

Interest or portion thereof. For example, a Member may incur brokerage charges and other selling expenses if it sells its Marketable Securities, and the proceeds of any such sale of securities may be less than the cash value of a Member's Interest or a portion thereof as of the Repurchase Date.

         A Member that tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to at least $2,000,000.

         (iii) Members that desire to tender an Interest, or a portion of an Interest, for purchase must do so by 12:00 midnight, New York time, on Monday, November 21, 2005 (or if the Offer is extended, by any later Notice Date). The scheduled Expiration Date of the Offer (i.e., the date until which Members have the right to change their minds and withdraw any tenders of their Interests) is 12:00 midnight, New York time, Monday, November 21, 2005.

         (iv) Not applicable.

         (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase amount for tendered Interests, the net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the Expiration Date occurs. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated October 25, 2005, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or
(c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

         (vi) The Fund's Offer provides that a tender of Interests may be withdrawn at any time before 12:00 midnight, New York time, November 21, 2005. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the "1934 Act") if the Fund has not yet accepted a Member's tender of an Interest (or portion of an Interest) on or prior to December 19, 2005 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

         (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Board, to the attention of Christopher Nagle, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Board, also to the attention of Christopher Nagle, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Board, either by mail or by fax, no later than 12:00 midnight, New York time, on Monday, November 21, 2005 (or if the Offer is extended, by any later Notice Date). The Fund recommends that all documents be submitted to the Board by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to the Board must also send or deliver the original completed and executed Letter of Transmittal to the Board promptly thereafter.

         Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Board at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

         (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Interest.

         (ix) If Interests in excess of 5% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Date and not withdrawn prior to the Expiration Date, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Date and not withdrawn prior to the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

         (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time.

         (xi) Not applicable.

         (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

         In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Interest by the amount of cash and the fair market value of property distributed to such Member. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund for cash may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

         (2) Not applicable.

         (b) Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The Private Placement Memorandum and the Fund Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Private Placement Memorandum also states that the Investment Manager expects that it will recommend to the Board that the Fund purchase Interests from Members annually each year, on December 31, (or, if any such date is not a business day, on the immediately preceding business day).

         The Fund previously offered to purchase Interests from Members pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Interests or portions of Interests tendered in those offers and the aggregate amounts of tendered Interests or portions of Interests accepted by the Partnership for purchase.

EFFECTIVE DATE OF OFFER           AMOUNT TENDERED                AMOUNT ACCEPTED
December 31, 2004                 $46,094,750                    $14,361,123


         The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Investment Manager or the Board or any person controlling the Fund, the Investment Manager or the Board; and
(ii) any other person, with respect to the Interests. However, the Operating Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the Operating Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request (whether in a single purchase offer or multiple consecutive offers within the two-year period).

ITEM 6.  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

         (a) The purpose of the Offer is to provide liquidity to Members that hold Interests as contemplated by and in accordance with the procedures set out in the Private Placement Memorandum and the Operating Agreement.

         (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Private Placement Memorandum. The Fund currently expects that it will accept subscriptions for Interests as of the first business day of each calendar month, but is under no obligation to do so, and may do so more frequently as determined by the Board.

         (c) None of the Fund, the Investment Manager and the Board has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first business day of each calendar month and from time to time in the discretion of the Board), or the disposition of Interests (other than through periodic purchase offers, including this Offer);
(2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the purchase amount for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Operating Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss.ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed 5% of the net assets of the Fund (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the

Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash, liquid securities or interests in investment funds that the Fund has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under any Note as described above.

         (b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

         (c) Not applicable.

         (d) None of the Fund, the Investment Manager and the Board has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in the Board's sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, SEI Private Trust Company, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Not Applicable;

         (b) There have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Investment Manager, any member of the Board or any person controlling the Fund or the Investment Manager.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL STATEMENTS

         (a) (1) Reference is made to the audited financial statements of the Fund for the fiscal year ended March 31, 2005, which the Fund has prepared and furnished to Members and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 15, 2005, and which are incorporated herein by reference in their entirety, and to the audited financial statements of the Fund for the fiscal year ended March 31, 2004, which the Fund has prepared and furnished to Members and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 14, 2004, and which are incorporated herein by reference in their entirety.

         (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

         (3) Not applicable.

         (4) The Fund does not have shares, and consequently does not have book value per share information.

         (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  ADDITIONAL INFORMATION
         (a)(1) None
(2)      None
(3)      Not Applicable
(4)      Not Applicable
(5)      None
         (b)     None

ITEM 12.  EXHIBITS

         Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

A. Cover Letter to Offer to Purchase and Letter of Transmittal. B. Offer to Purchase C. Form of Transmittal Letter D. Form of Notice of Withdrawal of Tender
E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests


                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                                MEZZACAPPA LONG/SHORT FUND, LLC



                                                By:  /s/ Christopher Nagle
                                                -------------------------------
                                                Name:    Christopher Nagle
                                                Title:   Secretary
         Dated:  October 25, 2005

                                  EXHIBIT INDEX
EXHIBIT
A     Cover Letter to Offer to Purchase and Letter of Transmittal.
B     Offer to Purchase
C     Form of Letter of Transmittal
D     Form of Notice of Withdrawal of Tender
E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.